Exhibit 99.2

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly Traded Company
CNPJ/MF No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON SEPTEMBER 18, 2025

1	DATE, TIME AND PLACE: Held on September 18, 2025, at 9 a.m., at the office of BRF S.A. ("Company" or "BRF"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.
2	CALL AND ATTENDANCE: The call was waived due to the presence of all the members of the Company's board of directors ("Board of Directors"), namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.
3	PRESIDING BOARD: President: Marcos Antonio Molina dos Santos; Secretary: Mr. Heraldo Geres.
4	AGENDA: To discuss and resolve on: (i) the cancellation of all 90,280,787 common shares issued by the Company existing in treasury on this date, which were acquired in the Buyback Programs previously approved by the Board of Directors and by virtue of the exercise of the right of withdrawal by the Company's shareholders as a result of the approval of the merger of shares issued by the Company by Marfrig Global Foods S.A. ("Marfrig"), pursuant to the "Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.", entered into on May 15, 2025, as amended on May 26, 2025 ("Plan of Merger" and "Merger of Shares", respectively), by the Company's Extraordinary General Meeting held on August 5, 2025 ("Meeting"); (ii) the request for the conversion of the Company's registration with the Brazilian Securities and Exchange Commission ("CVM") from a category "A" to a category "B" issuer of securities, pursuant to Article 11 of CVM Resolution No. 80/2022, subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025; (iii) the request for delisting of the American Depositary Receipts from the New York Stock Exchange ("NYSE"), subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025; (iv) the request for suspension of the Company's reporting obligations before the Securities Exchange Commission ("SEC"), subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025; and (v) the authorization for the Company's board of executive officers to take all measures and perform all acts necessary for the accomplishment and implementation of the above matters.

5	RESOLUTIONS: After analysis, examination and discussion of the matters set out in the agenda, the members of the Board of Directors, by unanimous vote and without any restrictions:
(i)	approved the drafting of these minutes in the form of a summary;
(ii)	approved, as provided for in Article 23, item (xi), of the Bylaws, as well as in item 3.6 of the Plan of Merger, the cancellation of all 90,280,787 common shares issued by the Company existing in treasury on this date, which were acquired in the Buyback Programs previously approved by the Board of Directors and by virtue of the exercise of the right of withdrawal by shareholders of the Company as a result of the approval of the ICorporation, without reduction of the share capital. As a result of the approved cancellation of shares, the Company's capital stock is now divided into 1,592,192,459 common shares, all registered, book-entry and without par value. The amendment to Article 5 of the Company's Bylaws, to reflect the cancellation of shares hereby approved, shall be resolved at an extraordinary general meeting to be held in due course;
(iii)	approved, pursuant to Article 11 of CVM Resolution No. 80/2022, the submission of the request for conversion of the Company's registration with the CVM as an issuer of category "A" securities to category "B", subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025;
(iv)	approved the filing of the request for delisting from the NYSE of the ADRs, subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025;
(v)	approved the filing of the request for interruption of the Company's reporting obligations before the SEC, subject to the advent of the Closing Date of the Stock Merger, subject to the closing of the Merger of Shares, which is expected to occur on September 22, 2025; and
(vi)	authorized the Company's Board of executive officers to take all measures and perform all acts necessary for the accomplishment and implementation of the matters hereby approved, as well as the ratification of all acts previously performed within the limits of the resolutions taken at this meeting of the Board of Directors and for the purposes contained in the matters hereby approved.
6	CLOSURE: There being no further business to be discussed, the meeting was adjourned, and these minutes were drawn up, which were read, approved and signed by the Board and by all members of the Board of Directors present.

São Paulo, September 18, 2025.

I certify that the text above is a true copy of the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

____________________/s/ Heraldo Gerês_________________________

Heraldo Gerês

Secretary